Mail Stop 3561

July 30, 2007

Robert Hipple, Chief Executive Officer
American Development & Investment Fund, Inc.
P.O. Box 307
Cocoa, FL 32923-0307

> **Re:** **American Development & Investment Fund, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 814-00721**

Dear Mr. Hipple:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

1. We note that you have not complied with the financial statement requirements of Regulation S-X that required you to provide balance sheets as of the two most recent years end and statements of income, cash flows and stockholders' equity for each of the three most recent years. When filing a Form 10-K or Form 10-Q, you must comply with all of the requirements of Regulations S-K and S-X. Please implement these requirements beginning with the Form 10-Q for the period ended June 30, 2007.

Item 4.01 Form 8-K

2. We note that Comiskey & Company, P.C. ("Comiskey") was previously engaged as your independent accountant, based on the disclosures provided in your Form 10-KSB. We also note that Comiskey advised you that it would decline to stand for re-election as your independent accountant. It appears that the termination of the engagement of Comiskey was not previously reported on Form 8-K. Accordingly, please file an Item 4.01 Form 8-K to provide the information required by Item 304 of Regulation S-K with respect to the prior change in accountants. We note that while disclosures regarding this change were made in your Form 10-KSB filed on January 12, 2006 and subsequently on Form 10-K filed March 22, 2006, disclosures regarding changes in accountants must be made on Item 4.01 of Form 8-K. See Question 1 of the Staff's guidance on Form 8-K, which can be obtained at http://www.sec.gov/divisions/corpfin/form8kfaq.htm.

3. We note that your Audit Committee approved the engagement of Berman Hopkins Wright & Laham, CPAs, LLP ("BHWL") to serve as your principal auditor, based on the disclosures provided in your Form 10-Q filed May 15, 2006. It appears that the engagement of BHWL as your certifying accountant has not previously been reported on Form 8-K. Accordingly, please file an Item 4.01 Form 8-K to provide the information required by Item 304 of Regulation S-K with respect to the engagement of the new accountant; you may include the disclosure regarding the engagement of the new accountant in the same 8K used to disclose the termination of the engagement of the previous accountant or you may file a separate 8K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, at (202) 551-3291 or Tia L. Jenkins at (202) 551-3871 if you have any questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

cc: Mr. Robert Hipple
        American Development & Investment Fund, Inc.
        409 Brevard Avenue
        Cocoa, FL 32922